Exhibit 99.1

Cascades Inc. 404 Marie-Victorin Blvd., P.O.Box 30 Kingsey Falls (Québec) Canada J0A 1B0 www.cascades.com	Telephone: 819 363-5100 Fax: 819 363-5155
Cascades Continues to Implement Strategic Measures
and Announces Third Quarter Results
November 10, 2011 – Kingsey Falls, Quebec - Cascades Inc. (TSX: CAS), a leader in the recovery of recyclable materials and the manufacturing of green packaging and tissue paper products, announces its financial results for the three-month and nine-month periods ended September 30, 2011.
Commenting on the third quarter results and recent strategic actions, Mr. Alain Lemaire, President and Chief Executive Officer stated: “Although we are still looking for stronger results, overall, we are encouraged by our performance during the past three months. For a second consecutive quarter, our operating results continued to move in a positive direction. Three of our four segments posted an improvement in their quarterly sequential financial performance, and the several proactive measures taken to address our lesser-performing units have continued to pay off.
Moreover, in the face of ever more volatile markets and economic conditions, we have continued to refine our strategic goals. In the coming quarters, we will pursue the implementation of initiatives aimed at improving our competitive position through enhanced productivity and profitability. The Greenpac containerboard mill, the acquisition of Papersource, the sale of our Burnaby mill and the closure of our Le Gardeur plant are prime examples of these measures. We are highly confident that these measures will have a positive impact on our financial performance on both the near and long term”.

Third Quarter 2011 Strategic Highlights
•	Modernization measures:
○	Construction kick-off for the new, state-of-the-art, Greenpac containerboard mill.
○	Acquisition of the remaining 50% of the shares of Papersource, a leading tissue paper converter (effective in November 2011). This transaction should add more than $125 million to Cascades’ annual sales and have an immediate positive impact on net profitability.
•	Restructuration and optimization measures:
○	Closure of the Burnaby (British Columbia) containerboard mill and divestiture of the land and building for $20 million (effective in October 2011).
○	Closure of the Le Gardeur corrugated box plant (effective in Q4 2011).

Third Quarter 2011 Financial Highlights
•	Improved operating results compared to Q2 2011, in spite of the increase in average raw material costs and the production interruption following a flood in one of our tissue mills.

•	27% sequential increase ($17 million) in operating income before depreciation and amortization (EBITDA), excluding specific items.

•	Significant F/X gains on working capital items and on our cash management following the divestiture of Dopaco.

•	Almost fourfold increase in cash flow from operations in comparison to Q2 2011.

•	Notwithstanding significant improved operating results compared to the previous quarter, net loss per share, excluding specific items, of $0.05 given tax adjustments of approximately $7 million ($0.07 per share).

•	Net loss per share, including specific items, of $0.20, mostly reflecting net impairment losses and unrealized losses on financial instruments (both non-cash items).

•	761,600 shares bought back (1% of shares outstanding) at an average price of $4.90.

Financial Summary
Selected consolidated information

(in millions of Canadian dollars, except amounts per share)	Q3/2011	Q3/2010	Q2/2011

Sales	947	832	991
Excluding specific items [1]
Operating income before depreciation and amortization (OIBD or EBITDA)	79	94	62
Operating income	34	54	15
Net earnings (loss)	(5)	33	(6)
per common share	$(0.05)	$0.35	$(0.06)
Cash flow from operations (adjusted)	61	72	17
As reported
Operating income before depreciation and amortization (OIBD or EBITDA) [1]	53	72	65
Operating income	8	32	18
Net earnings (loss)	(19)	24	117
per common share	$(0.20)	$0.25	$1.21
Cash flow from operations (adjusted) [1]	60	71	16

Note 1 - see the supplemental information on non-IFRS measures.
Results Analysis for the three-month period ended September 30, 2011 (compared to the same period of the previous year)
In the third quarter of 2011, the financial results and balance sheet reflect the full consolidation2 of Reno De Medici’s (“RdM”), the second largest European producer of coated recycled boxboard.
In comparison with the same period last year, sales rose by 14% to $947 million as of result of higher selling prices and the full consolidation of RdM. These factors were partly offset by the 6% appreciation of the Canadian dollar, the impact of the divestiture of three facilities and the closure of one box plant, as well as by slightly lower shipments.
Operating income, excluding specific items, amounted to $34 million compared to $54 million in Q3 2010. The full consolidation of RdM and the significant F/X gains on our cash management and working capital items, were more than offset by the major rise of all main variable costs, namely recycled fibre, pulp, energy, chemical products and freight. Also, our profitability was negatively impacted by lower selling prices in Canadian dollars and the flood related 17 day closure of one of our tissue mills. When including specific items, the operating income amounted to $8 million in comparison to $32 million in the same period last year.
On a segmented basis, all groups were negatively affected by variable cost inflation. However, our tissue paper, boxboard and specialty paper segments benefited from higher selling prices. Also, our boxboard segment posted improved profitability mostly due to the full consolidation of RdM.
In the third quarter of 2011, the following specific items impacted operating income and/or net earnings (before tax):
•	a $14 million net impairment loss related to restructuring actions (impact on operating income and net earnings);

•	a $11 million unrealized loss on financial instruments (impact on operating income and net earnings);

•	$1 million in closure and restructuring costs (impact on operating income and net earnings);

•	a $5 million foreign exchange gain on long-term debt and financial instruments (impact on net earnings);

•	a $4 million after-tax loss resulting from definitive closing price adjustments on the divestiture of Dopaco (discontinued operations, impact on net earnings);

•	a $1 million gain included in the share of results of associates, joint ventures and non-controlling interest (impact on net earnings)
For further details, see the two following tables on IFRS and non-IFRS measures reconciliation.

[2] Cascades’ ownership in RdM stood at 42.2% at the end of Q3 2011. In addition to this stake, Cascades also has a call option over RdM shares by virtue of which we are entitled to acquire up to a maximum 9.07% of its current shares outstanding. Considering these facts, starting in the second quarter of 2011, Cascades’ consolidated figures include those of RdM at 100% and net results are reported net of non-controlling interests. Prior to the second quarter, Cascades’ investment in RdM was accounted for using the equity method.

The net loss excluding specific items amounted to $5 million ($0.05 per share) in the third quarter of 2011 compared to net earnings of $33 million ($0.35 per share) for the same period of last year. During the period, our net results were significantly impacted by tax adjustments (approximately $7 million, $0.07 per share). Including specific items, the net loss amounted to $19 million ($0.20 per share) compared to net earnings of $24 million ($0.25 per share) for the same quarter in 2010.
Compared to September 30, 2010, the net debt decreased by 7% to $1,360 million. However, this amount includes the consolidation of RdM’s net debt of $148 million, which is without recourse to Cascades. Excluding RdM’s net debt, Cascades’ net debt would have amounted to $1,212 million on September 30, 2011, a decline of $250 million (17%) relative to September 30, 2010.
Results Analysis for the three-month period ended September 30, 2011 (compared to the second quarter of 2011)
In comparison to the previous quarter, sales decreased 4% mostly due the unfavourable seasonality in our European boxboard operations and the divestiture of two North American boxboard facilities. Nonetheless, the operating income improved mainly as a result of the strategic actions implemented (divestiture and closure), higher selling prices, and F/X gains on our cash management following the sale of Dopaco. All this more than offset the rise of our recycled fibre costs and lower shipments in our European boxboard operations.
In comparison to the second quarter of 2011, net debt increased by $72 million, of which more than 80% ($59 million) is due to the decrease of the Canadian dollar at the end of the period.
Near-term Outlook
Mr. Alain Lemaire, President and Chief Executive Officer added: “Looking ahead to the next quarter, we are quite encouraged by the recent substantial drop in recycled fibre costs and the depreciation of the Canadian dollar. This should help to offset the traditional seasonal decrease in demand in most of our sectors, and the negative impact of the economic instability on our European operations. To conclude, we anticipate that our results will be positively impacted by the implementation of selling price increases in our tissue paper segment and the realization of our restructuring actions”.
Dividend on Common Shares and Normal Course Issuer Bid
The Board of Directors of Cascades declared a quarterly dividend of $0.04 per share to be paid December 14, 2011 to shareholders of record at the close of business on December 2, 2011. This dividend paid by Cascades is an “eligible dividend” as per the Income Tax Act (Bill C-28, Canada). In addition, in the third quarter of 2011, in accordance with its normal course issuer bid program, Cascades purchased for cancellation 761,600 shares at an average price of $4.90 representing an aggregate amount of approximately $3.7 million. In the first nine months of the year, Cascades purchased for cancellation 1,338,063 shares at an average price of $5.72 representing an aggregate amount of approximately $7.7 million
Transition to International Financial Reporting Standards (IFRS)
All financial information, including comparative figures pertaining to Cascades’ 2010 results, has been prepared in accordance with International Financial Reporting Standards (IFRS). Until the first quarter of 2011, the Corporation prepared its consolidated financial statements and interim financial statements in accordance with Canadian generally accepted accounting principles (GAAP). Comparative figures presented pertaining to Cascades’ 2010 results have been restated to be in accordance with IFRS. A reconciliation of certain comparative figures from previous GAAP to IFRS is provided in the Third Quarter results investor presentation. For further details, please refer to the investor presentation on the impact of adoption of IFRS, the third quarter 2011 report and the 2010 annual report. These documents are available at www.cascades.com/investors.
Supplemental information on non-IFRS measures
Operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income and cash flow from operations are not measures of performance under IFRS. The Corporation includes operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income and cash flow from operations because they are measures used by management to assess the operating and financial performance of the Corporation’s operating segments. Additionally, the Corporation believes that these items provide additional measures often used by investors to assess a corporation’s operating performance and its ability to meet debt service requirements. However, operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income and cash flow from operations do not represent, and should not be used as a substitute for net earnings or cash flows from operating activities as determined in accordance with IFRS, and they are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income and cash flow from operations may differ from those of other companies. Cash flow from operations is defined as cash flow from operating activities as determined in accordance with IFRS excluding the change in working capital components.
Operating income before depreciation and amortization excluding specific items, earnings before interests, taxes, depreciation and amortization excluding specific items, operating income excluding specific items, net earnings excluding specific items, net earnings per common share excluding specific items and cash flow from operations excluding specific items are non-IFRS measures. The Corporation believes that it is useful for investors to be aware of specific items that have adversely or positively affected its IFRS measures, and that the above mentioned non-IFRS measures provide investors with a measure of performance with which to compare its results between periods without regard to these specific items. The Corporation’s measures excluding specific items have no standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.
Specific items are defined to include charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gains or losses on sale of business unit, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, foreign exchange gains or losses on long-term debt and other significant items of an unusual or non-recurring nature.
Net earnings (loss), which is a performance measure defined by IFRS is reconciled below to operating income, operating income excluding specific items and operating income before depreciation excluding specific items or earnings before interests, taxes, depreciation and amortization excluding specific items:

(in millions of Canadian dollars)	Q3/2011	Q3/2010	Q2/2011

Net earnings (loss)	(19)	24	117
Net loss (earnings) from discontinued operations	3	(8)	(108)
Non-controlling interest	(4)	-	1
Share of results of associates and joint ventures	(1)	(16)	(2)
Provision for (recovery of) income taxes	9	1	(22)
Foreign exchange loss (gain) on long-term debt and financial instruments	(5)	4	5
Financing expense	25	27	27

Operating income	8	32	18
Specific items :
Inventory adjustment resulting from business acquisition	-	-	6
Loss (gain) on disposal and others	-	15	(8)
Net impairment loss	14	1	-
Closure and restructuring costs	1	1	1
Unrealized loss (gain) on financial instruments	11	5	(2)

	26	22	(3)

Operating income - excluding specific items	34	54	15
Depreciation and amortization	45	40	47

Operating income before depreciation and amortization (OIBD or
EBITDA) - excluding specific items	79	94	62

The following table reconciles net earnings (loss) and net earnings (loss) per share to net earnings (loss) excluding specific items and net earnings (loss) per share excluding specific items:

(in millions of Canadian dollars, except amounts per share)	Net earnings (loss)			Net earnings (loss) per share[1]
	Q3/2011	Q3/2010	Q2/2011	Q3/2011	Q3/2010	Q2/2011

As per IFRS	(19)	24	117	$(0.20)	$0.25	$1.21
Specific items :	-
Inventory adjustment resulting from business acquisition	-	-	6	$ -	$ -	$0.04
Loss (gain) on disposal and others	-	15	(8)	$(0.01)	$0.12	$(0.22)
Net impairment loss	14	1	-	$0.11	$0.01	$ -
Closure and restructuring costs	1	1	1	$0.01	$0.01	$0.01
Unrealized loss (gain) on financial instruments	11	5	(2)	$0.10	$0.05	$(0.02)
Foreign exchange loss (gain) on long-term debt and financial instruments	(5)	4	5	$(0.05)	$0.03	$0.05
Share of results of associates, joint ventures and non-controlling interests	(1)	(11)	-	$(0.01)	$(0.12)	$ -
Included in discontinued operations, net of income tax	4	-	(110)	$0.04	$ -	$(1.13)
Tax effect on specific items and other tax adjustments	(10)	(6)	(15)	$(0.04)	$ -	$ -

	14	9	(123)	$0.15	$0.10	$(1.27)

Excluding specific items	(5)	33	(6)	$(0.05)	$0.35	$(0.06)

Note 1 - Tax effect on specific items and other tax adjustments, per share, only includes the impact of tax adjustments.
The following table reconciles cash flow (adjusted) from operations activities to cash flow from operations excluding specific items:

	Cash flow from operations
(in millions of Canadian dollars)	Q3/2011	Q3/2010	Q2/2011

Cash flow provided by (used from) operating activities	41	60	(27)
Changes in non-cash working capital components	19	11	43

Cash flow (adjusted) from operations	60	71	16
Specific items, net of current income taxes :
Closure and restructuring costs	1	1	1

Excluding specific items	61	72	17

          Consolidated Balance Sheets

	September 30,	December 31,
(in millions of Canadian dollars) (unaudited)	2011	2010

Assets
Current assets
Cash and cash equivalents	11	6
Accounts receivable	662	490
Current income tax assets	26	21
Inventories	526	476
Financial assets	8	12

	1,233	1,005
Long-term assets
Investments in associates and joint ventures	241	262
Property, plant and equipment	1,695	1,553
Intangible assets	133	126
Financial assets	24	2
Other assets	83	94
Deferred income tax assets	60	82
Goodwill	297	313

	3,766	3,437

Liabilities and Shareholders’ Equity
Current liabilities
Bank loans and advances	111	42
Accounts payable and accrued liabilities	603	440
Current income tax liabilities	76	2
Provisions for contingencies and charges	24	23
Current portion of financial liabilities and other liabilities	23	14
Current portion of long-term debt	37	7
Revolving credit facility, renewed in 2011	-	394

	874	922
Long-term liabilities
Long-term debt	1,223	960
Provisions for contingencies and charges	40	37
Financial liabilities	94	83
Other liabilities	234	196
Deferred income tax liabilities	96	167

	2,561	2,365

Equity attributable to Shareholders
Capital stock	489	496
Contributed surplus	13	14
Retained earnings	616	576
Accumulated other comprehensive loss	(54)	(37)

	1,064	1,049
Non-controlling interest	141	23

Total equity	1,205	1,072

	3,766	3,437

          Consolidated Statements of Earnings

	For the 3-month periods ended		For the 9-month periods ended
	September 30,		September 30,
(in millions of Canadian dollars, except per share amounts and number of shares) (unaudited)	2011	2010	2011	2010

Sales	947	832	2,712	2,399

Cost of sales and expenses
Cost of sales (excluding depreciation and amortization)	801	653	2,300	1,912
Depreciation and amortization	45	40	128	117
Selling and administrative expenses	91	82	265	246
Loss (gain) on disposal and others	-	15	(7)	15
Net impairment loss and other restructuring costs	15	2	20	2
Foreign exchange loss (gain)	(22)	3	(21)	4
Loss on financial instruments	9	5	7	7

	939	800	2,692	2,303

Operating income	8	32	20	96
Financing expense	25	27	77	81
Loss on refinancing of long-term debt	-	-	-	3
Foreign exchange loss (gain) on long-term debt and financial instruments	(5)	4	5	(1)

	(12)	1	(62)	13
Provision for (recovery of) income taxes	9	1	(27)	2
Share of results of associates and joint ventures	(1)	(16)	(11)	(23)

Net earnings (loss) from continuing operations including non-controlling interest for the period	(20)	16	(24)	34
Net earnings (loss) from discontinued operations for the period	(3)	8	111	20

Net earnings (loss) including non-controlling interest for the period	(23)	24	87	54
Less: Non-controlling interest	(4)	-	(3)	1

Net earnings (loss) attributable to Shareholders for the period	(19)	24	90	53

Net earnings (loss) from continuing operations per common share
Basic	(0.17)	0.17	(0.22)	0.35
Diluted	(0.17)	0.17	(0.22)	0.34
Net earnings (loss) per common share
Basic	(0.20)	0.25	0.93	0.55
Diluted	(0.20)	0.24	0.93	0.54

Weighted average basic number of common shares outstanding	95,986,989	96,645,061	96,317,941	96,874,069

          Consolidated Statements of Comprehensive Income (Loss)

	For the 3-month periods ended		For the 9-month periods ended
	September 30,		September 30,

(in millions of Canadian dollars) (unaudited)	2011	2010	2011	2010

Net earnings (loss) including non-controlling interest for the period	(23)	24	87	54

Other comprehensive income (loss)
Translation adjustments
Change in foreign currency translation of foreign subsidiaries	31	(7)	7	(18)
Change in foreign currency translation related to net investment hedging activities	(33)	17	(14)	9
Income taxes	5	(3)	2	(2)
Cash flow hedges
Change in fair value of foreign exchange forward contracts	(2)	3	(5)	1
Change in fair value of interest rate swap agreements	(8)	-	(9)	(3)
Change in fair value of commodity derivative financial instruments	(1)	(11)	-	(21)
Income taxes	3	2	3	7
Actuarial loss on post-employment benefit obligations, net of related income taxes of $14 million	(39)	-	(39)	-
Available-for-sale financial assets	(1)	-	(1)	-

	(45)	1	(56)	(27)
Comprehensive income (loss) including non-controlling interest for the period	(68)	25	31	27
Less: Comprehensive income (loss) attributable to non-controlling interest for the period	(4)	-	(3)	1

Comprehensive income attributable to Shareholders for the period	(64)	25	34	26

Consolidated Statements of Equity

	For the 9-month period ended September 30, 2011
				Accumulated
				other	Total equity
	Capital	Contributed	Retained	comprehensive	attributable to	Non-controlling	Total
(in millions of Canadian dollars) (unaudited)	stock	surplus	earnings	loss	Shareholders	interest	equity

Balance—Beginning of period	496	14	576	(37)	1,049	23	1,072
Net earnings for the period	-	-	90	-	90	(3)	87
Business acquisitions	-	-	-	-	-	124	124
Other comprehensive loss	-	-	(39)	(17)	(56)	-	(56)
Dividends	-	-	(12)	-	(12)	-	(12)
Redemption of common shares	(7)	(1)	-	-	(8)	-	(8)
Acquisition of non-controlling interest	-	-	1	-	1	(2)	(1)
Dividend paid to non-controlling interest	-	-	-	-	-	(1)	(1)

Balance—End of period	489	13	616	(54)	1,064	141	1,205

	For the 9-month period ended September 30, 2010
				Accumulated
				other	Total equity
	Capital	Contributed	Retained	comprehensive	attributable to	Non-controlling	Total
(in millions of Canadian dollars) (unaudited)	stock	surplus	earnings	income (loss)	Shareholders	interest	equity

Balance—Beginning of period	499	14	575	3	1,091	21	1,112
Net earnings for the period	-	-	53	-	53	1	54
Other comprehensive loss	-	-	-	(27)	(27)	-	(27)
Dividends	-	-	(12)	-	(12)	-	(12)
Stock options	-	1	-	-	1	-	1
Redemption of common shares	(3)	(1)	-	-	(4)	-	(4)

Balance—End of period	496	14	616	(24)	1,102	22	1,124

          Consolidated Statements of Cash Flows

	For the 3-month periods ended		For the 9-month periods ended
	September 30,		September 30,
(in millions of Canadian dollars) (unaudited)	2011	2010	2011	2010

Operating activities from continuing operations
Net earnings (loss) attributable to Shareholders for the period	(19)	24	90	53
Net loss (earnings) from discontinued operations for the period	3	(8)	(111)	(20)

Net earnings (loss) from continuing operations	(16)	16	(21)	33
Adjustments for
Financing expense	25	27	77	81
Depreciation and amortization	45	40	128	117
Loss (gain) on disposal and others	-	15	(7)	15
Net impairment loss and other restructuring costs	14	1	18	1
Unrealized loss on financial instruments	11	5	11	8
Foreign exchange loss (gain) on long-term debt and financial instruments	(5)	4	5	(1)
Provision for (recovery of) income taxes	9	1	(27)	2
Share of results of associates and joint ventures	(1)	(16)	(11)	(23)
Non-controlling interest	(4)	-	(3)	1
Financing expense paid	(14)	(17)	(65)	(62)
Income tax paid	(4)	(2)	(13)	(10)
Others	-	(3)	(1)	(10)

	60	71	91	152
Changes in non-cash working capital components	(19)	(11)	(89)	(72)

	41	60	2	80

Investing activities from continuing operations
Purchase of investment in associates and joint ventures	(45)	(5)	(45)	(6)
Purchases of property, plant and equipment	(23)	(19)	(80)	(67)
Change in other assets	(10)	(11)	(43)	(21)
Proceeds on sale of other assets	50	-	50	-
Business acquisitions, net of cash acquired	(3)	-	(4)	(3)
Business dispositions, net of cash disposed	-	-	6	-

	(31)	(35)	(116)	(97)

Financing activities from continuing operations
Bank loans and advances	6	(2)	29	5
Change in revolving credit facilities	(9)	(26)	(266)	175
Purchase of senior notes	-	-	-	(165)
Increase in other long-term debt	-	-	1	-
Payments of other long-term debt	(4)	(1)	(13)	(5)
Redemption of common shares	(4)	-	(8)	(4)
Acquisition of and dividend paid to non-controlling interest	(2)	-	(2)	-
Dividend paid to Corporation’s Shareholders	(4)	(4)	(12)	(12)

	(17)	(33)	(271)	(6)

Change in cash and cash equivalents during the period from continuing operations	(7)	(8)	(385)	(23)
Change in cash and cash equivalents from discontinued operations, including proceeds on disposal during the period	-	9	390	30

Net change in cash and cash equivalents during the period	(7)	1	5	7
Cash and cash equivalents—Beginning of period	18	14	6	8

Cash and cash equivalents—End of period	11	15	11	15

          Segmented Information

				SALES
	For the 3-month periods ended		For the 9-month periods ended
	September 30,		September 30,
(in millions of Canadian dollars) (unaudited)	2011	2010	2011	2010
Packaging products
Boxboard
Manufacturing	263	116	711	350
Converting	32	160	257	472
Intersegment sales	(6)	(10)	(30)	(30)
Discontinued operations of converting segment	—	(119)	(148)	(350)
	289	147	790	442
Containerboard
Manufacturing	117	155	372	437
Converting	210	227	609	638
Intersegment sales	(78)	(90)	(235)	(257)
	249	292	746	818
Specialty products
Industrial packaging	31	30	92	85
Consumer packaging	27	21	73	59
Specialty papers	73	74	218	230
Recovery and recycling	97	73	271	218
Intersegment sales	(4)	(3)	(9)	(7)
	224	195	645	585
Intersegment sales	(27)	(26)	(85)	(77)
	735	608	2,096	1,768
Tissue papers
Manufacturing and converting	221	226	638	641
Intersegment sales and others	(9)	(2)	(22)	(10)
Total	947	832	2,712	2,399

	Operating income before depreciation and amortization

	For the 3-month periods ended		For the 9-month periods ended
	September 30,		September 30,

(in millions of Canadian dollars) (unaudited)	2011	2010	2011	2010

Packaging products
Boxboard
Manufacturing	7	4	20	19
Converting	-	16	13	49
Others	-	(8)	-	(10)
Discontinued operations of converting segment	-	(15)	(12)	(43)

	7	(3)	21	15
Containerboard
Manufacturing	2	29	12	55
Converting	23	24	51	71
Others	(7)	1	(2)	(4)

	18	54	61	122
Specialty products
Industrial packaging	3	4	7	11
Consumer packaging	2	2	5	5
Specialty papers	(4)	6	(5)	17
Recovery and recycling	9	6	21	18
Others	(1)	-	-	-

	9	18	28	51

	34	69	110	188

Tissue papers
Manufacturing and converting	17	25	43	67

Corporate	2	(22)	(5)	(42)

Operating income before depreciation and amortization	53	72	148	213

Depreciation and amortization
Boxboard	(12)	(9)	(33)	(27)
Containerboard	(15)	(18)	(46)	(52)
Specialty products	(7)	(6)	(21)	(20)
Tissue papers	(9)	(10)	(28)	(30)
Corporate and eliminations	(2)	(3)	(6)	(6)
Discontinued operations of Boxboard converting segment	-	6	6	18

	(45)	(40)	(128)	(117)

Operating income	8	32	20	96

	Purchases of property, plant and equipment
	For the 3-month periods ended		For the 9-month periods ended
	September 30,		September 30,
(in millions of Canadian dollars) (unaudited)	2011	2010	2011	2010
Packaging products
Boxboard
Manufacturing	10	2	27	6
Converting	-	3	2	10
Discontinued operations of converting segment	-	(2)	(1)	(8)

	10	3	28	8
Containerboard
Manufacturing	2	-	5	10
Converting	10	5	19	12

	12	5	24	22
Specialty products
Industrial packaging	1	-	2	-
Consumer packaging	2	2	3	4
Specialty papers	1	2	5	5
Recovery and recycling	2	1	5	3

	6	5	15	12

	28	13	67	42

Tissue papers
Manufacturing and converting	2	12	17	22

Corporate	2	8	4	15

Total purchases	32	33	88	79

Disposal of property, plant and equipment	(8)	(4)	(10)	(7)
Acquisition under capital-lease agreement	-	(4)	-	(4)

	24	25	78	68
Purchases of property, plant and equipment included in accounts payable
Beginning of period	15	8	18	13
End of period	(16)	(14)	(16)	(14)

Purchases of property, plant and equipment	23	19	80	67

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Corporation employs close to 11,000 employees, who work in more than 100 units located in North America and Europe. Its management philosophy, its more than 45 years of experience in recycling and its continued efforts in research and development are strengths that enable Cascades to create new products for its customers. Cascades’ shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.
Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Corporation’s Securities and Exchange Commission filings.

For further information:	Source:
Media	Allan Hogg
Hubert Bolduc	Vice-President and Chief Financial Officer
Vice-President, Communications and Public Affairs
514 912-3790
Investors
Didier Filion
Director, Investor relations
514 282-2697